UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On January 3, 2014, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the two agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1)	Appointment of a director of Kookmin Bank

2)	Appointment of a candidate for the member of the audit committee of Kookmin Bank who is an executive director of Kookmin Bank

With respect to the agenda items above, the nominee for both items 1) and 2) is as follows:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Byung- Gi Jung (new appointment) (11/02/1955)	-

•     Auditor, Korea Federation of Banks

•     Deputy Commissioner and Audit and Inspection Officer, Ministry of Strategy and Finance

•     Secretary and Manager, Division of Government Property, Ministry of Strategy and Finance

•     Secretary and Manager, Division of Accounting System, Treasury Bureau, Ministry of Finance and Economy

•     Secretary and Manager, Division of Recovery Management, Public Fund Oversight Committee, Ministry of Finance and Economy

•     Secretary and Team Leader, Securities and Futures Market Advancement Team, Ministry of Finance and Economy

•     Secretary and Team Leader, Financial Intelligence Unit, Ministry of Finance and Economy

•     Deputy Director, Division of Banking System, Financial Policy Bureau, Ministry of Finance

			• B.A. in Public Administration, Yeungnam University • Hyupsung High School	Republic of Korea	3 years

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 3, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO